    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 2000



                                                      REGISTRATION NO. 333-50524

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 ALLERGAN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        95-1622442
        (STATE OR OTHER JURISDICTION OF                           (IRS EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                               2525 DUPONT DRIVE
                         IRVINE, CALIFORNIA 92612-1599
                                 (714) 246-4500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             FRANCIS R. TUNNEY, JR.
                                 ALLERGAN, INC.
                               2525 DUPONT DRIVE
                         IRVINE, CALIFORNIA 92612-1599
                                 (714) 246-4500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

                             RONALD S. BEARD, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                                  4 PARK PLAZA
                            IRVINE, CALIFORNIA 92614
                                 (949) 451-3800
                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

PROSPECTUS

                                  $657,451,000

                                     [LOGO]
                     Liquid Yield Option(TM) Notes due 2020
                         (Zero Coupon -- Subordinated)
                           -------------------------

                                 THE OFFERING:

     Allergan, Inc. issued the LYONs in a private placement on November 1, 2000 at an issue price of $608.41 per LYON (60.841% of principal amount at maturity). This prospectus will be used by Selling Securityholders to resell their LYONs and the common stock issuable upon conversion of their LYONs. Allergan will not pay interest on the LYONs prior to maturity. Instead, on November 1, 2020, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 2.50% per year calculated from November 1, 2000. The LYONs will be subordinated to all existing and future senior indebtedness of Allergan.

                          CONVERTIBILITY OF THE LYONS:


     Holders may convert their LYONs at any time on or before the maturity date, unless the LYONs have previously been redeemed or purchased, into 5.7615 shares of common stock of Allergan per LYON. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. The common stock currently trades on the New York Stock Exchange under the symbol "AGN." The last reported sale price on the New York Stock Exchange of the common stock was $82 per share on December 7, 2000.


         PURCHASE OF THE LYONS BY ALLERGAN AT THE OPTION OF THE HOLDER:

     Holders may require Allergan to purchase all or a portion of their LYONs on November 1, 2003 at a price of $655.49 per LYON, and on November 1, 2010 at a price of $780.01 per LYON. Allergan may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. In addition, upon a change in control of Allergan occurring on or before November 1, 2003, each holder may require Allergan to repurchase all or a portion of such holder's LYONs.

               REDEMPTION OF THE LYONS AT THE OPTION OF ALLERGAN:

     Allergan may redeem all or a portion of the LYONs at any time on or after November 1, 2003.

     INVESTING IN THE LYONS INVOLVES CERTAIN RISKS, WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                           -------------------------

     We will not receive any of the proceeds from the sale of the LYONs or the common stock by the Selling Securityholders. The LYONs and the common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The Selling Securityholders may be deemed to be "Underwriters" as defined in the Securities Act. If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders may be deemed to be underwriting commissions.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------


                The date of this prospectus is December 8, 2000

-------------------------
(TM)Trademark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Forward-Looking Statements..................................    i
Where You Can Find More Information.........................    1
Summary.....................................................    3
Risk Factors................................................    6
Use of Proceeds.............................................    9
Ratio of Earnings to Fixed Charges..........................    9
Price Range of Common Stock.................................   10
Dividend Policy.............................................   10
Description of LYONs........................................   11
Description of Capital Stock................................   24
Federal Income Tax Considerations...........................   27
Selling Securityholders.....................................   33
Plan of Distribution........................................   34
Legal Matters...............................................   35
Experts.....................................................   35

                           FORWARD-LOOKING STATEMENTS

     ANY STATEMENTS CONTAINED IN THIS PROSPECTUS REFERRING TO OUR ESTIMATED OR ANTICIPATED FUTURE RESULTS ARE FORWARD-LOOKING AND REFLECT OUR CURRENT ANALYSIS OF EXISTING TRENDS AND INFORMATION. ACTUAL RESULTS MAY DIFFER FROM CURRENT EXPECTATIONS BASED ON A NUMBER OF FACTORS AFFECTING OUR BUSINESSES, INCLUDING THE INHERENT UNCERTANTIES ASSOCIATED WITH THE RESEARCH AND DEVELOPMENT PROCESS AND REGULATORY APPROVAL PROCESS, TECHNOLOGICAL ADVANCES AND PATENTS ATTAINED BY OUR COMPETITORS, COMPETITIVE CONDITIONS, AND CHANGING MARKET CONDITIONS, INCLUDING THE PERFORMANCE AND ACCEPTANCE OF NEW PRODUCTS. THESE FORWARD-LOOKING STATEMENTS REPRESENT OUR JUDGMENT ONLY AS OF THE DATE OF THIS PROSPECTUS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED. AS A RESULT, YOU ARE CAUTIONED NOT TO RELY ON THESE FORWARD-LOOKING STATEMENTS. WE DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations:

Public Reference Room   New York Regional Office  Chicago Regional Office
450 Fifth Street, N.W.  7 World Trade Center      Citicorp Center
Room 1024               Suite 1300                500 West Madison Street
Washington, D.C. 20549  New York, New York 10048  Suite 1400
                                                  Chicago, Illinois 60661

     You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling (800) SEC-0330. The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file documents electronically with the SEC. The address of that website is: http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-3 with respect to the securities we are offering. The registration statement, together with the exhibits and schedules filed with it, contains additional relevant information about us and the securities offered that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus.

     The SEC allows us to "incorporate by reference" in this prospectus the information we file with the SEC, which means:

     - incorporated documents are considered part of this prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated.

     We incorporate by reference the following documents and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the termination of this offering:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 29, 2000;

     - Our Current Reports on Form 8-K filed on January 28, 2000 and November 1, 2000;

     - Our Definitive Proxy Statement filed on March 16, 2000;

     - The description of our common stock contained in our Registration Statement on Form 8-A dated June 12, 1989, including any amendment or report filed for the purpose of updating such description; and

     - The description of our Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A dated February 1, 2000, including any amendment or report filed for the purpose of updating such description.

     We will furnish you without charge upon your written or oral request any or all of the documents incorporated herein by reference. Requests should be directed to Allergan, Inc., 2525 Dupont Drive, Irvine,

California 92612-1599, Attention: Francis R. Tunney, Jr., Corporate Vice President -- Administration, General Counsel and Secretary, telephone: (714) 246-4500.

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus.

                                    SUMMARY

     Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms "we", "our" and "us" refer to Allergan, Inc. and its subsidiaries. On December 9, 1999 we implemented a two-for-one stock split effected as a dividend to stockholders of record on November 18, 1999. The historical information in this prospectus (or incorporated by reference) has been adjusted to reflect the 1999 stock split.

                                 ALLERGAN, INC.

     Allergan is a leading provider of eye care and specialty pharmaceutical products throughout the world with products in the eye care pharmaceutical, ophthalmic surgical device, over-the-counter contact lens care, movement disorder, and dermatological markets. Our worldwide consolidated revenues are principally generated by prescription and non-prescription pharmaceutical products in the following areas:

     - ophthalmology;

     - skin care;

     - neurotoxins;

     - intraocular lenses and other ophthalmic surgical products; and

     - contact lens care products.

     We were originally incorporated in California in 1948, became known as Allergan Corporation in 1950, and reincorporated in Delaware in 1977. In 1980, we were acquired by SmithKline Beecham plc (then known as SmithKline Corporation). We operated as a wholly-owned subsidiary of SmithKline from 1980 until 1989 when we again became a stand-alone public company through a spin-off distribution by SmithKline.

     Our principal executive offices are located at 2525 Dupont Drive, Irvine, California 92612-1599. Our telephone number is (714) 246-4500.

                                  RISK FACTORS

     Prospective purchasers should carefully consider the factors discussed under "Risk Factors."

                                  THE OFFERING

LYONS......................  $657,451,000 aggregate principal amount at maturity of LYONs due November 1, 2020. We will not pay interest on the LYONs prior to maturity. Each LYON was issued at a price of $608.41 per LYON and has a principal amount at maturity of $1,000.

MATURITY...................  November 1, 2020.

YIELD TO MATURITY OF
LYONS......................  2.50% per year (computed on a semi-annual bond equivalent basis) calculated from November 1, 2000.

CONVERSION RIGHTS..........  Holders may convert the LYONs at any time on or before the maturity date, unless the LYONs have previously been redeemed or purchased. For each LYON converted, we will deliver 5.7615 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, you will not receive any cash payment representing accrued original issue discount; such accrued original issue discount will be deemed paid by the common stock received by you on conversion. See "Description of LYONs -- Conversion Rights."

SUBORDINATION..............  The LYONs are unsecured and are subordinated to all existing and future senior indebtedness of Allergan. As of September 29, 2000, Allergan had approximately $354.6 million of senior indebtedness outstanding. The LYONs will also be effectively subordinated to all other liabilities of our subsidiaries. See "Description of
                             LYONs -- Subordination."

ORIGINAL ISSUE DISCOUNT....  We offered each LYON at an original issue discount for United States federal income tax purposes equal to the principal amount at maturity of each LYON less the issue price to investors. You should be aware that, although we will not pay interest on the LYONs, U.S. investors must include accrued original issue discount in their gross income for United States federal income tax purposes prior to the conversion, redemption, sale or maturity of the LYONs (even if such LYONs are ultimately not converted, redeemed, sold or paid at maturity). See "Federal Income Tax Considerations -- Original Issue Discount."

SINKING FUND...............  None.

OPTIONAL REDEMPTION........  We may redeem all or a portion of the LYONs for cash at any time on or after November 1, 2003, at the redemption prices set forth in this prospectus. See "Description of LYONS -- Redemption of LYONs at the Option of the Company."

PURCHASE OF THE LYONS BY
  ALLERGAN AT THE OPTION OF
  THE HOLDER...............  Holders may require us to purchase their LYONs:

                             - on November 1, 2003, at a price of $655.49 per LYON, and

                             - on November 1, 2010, at a price of $780.01 per LYON.

                             We may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder."

CHANGE IN CONTROL..........  Upon a change in control of Allergan occurring on or before November 1, 2003, each holder may require us to repurchase all or a portion of such holder's LYONs at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of repurchase. The term "change in control" is defined in the "Description of LYONs -- Change in Control Permits Purchase of LYONs at the Option of the Holder" section of this prospectus.

OPTIONAL CONVERSION TO
  SEMI-ANNUAL COUPON NOTE
  UPON TAX EVENT...........  From and after a Tax Event Date, at the option of
                             Allergan, interest in lieu of future original issue discount shall accrue on each LYON from the Option Exercise Date at 2.50% per year on the Restated Principal Amount and shall be payable semi-annually on each Interest Payment Date to holders of record at the close of business on each Regular Record Date immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Option Exercise Date. In such event, the Redemption Price, Purchase Price and Change in Control Purchase Price shall be adjusted as described herein. However, there will be no changes in the Holder's conversion rights. See "Description of LYONs -- Optional Conversion to Semi-annual Coupon Note upon Tax Event."

EVENTS OF DEFAULT..........  In the event of default, the Issue Price of the
                             LYONs plus the accrued original issue discount (or, under certain circumstances, the Restated Principal Amount plus accrued and unpaid interest) may be declared immediately due and payable. These amounts automatically become due and payable in the event of bankruptcy, liquidation or related events, subject to payment in full of all senior indebtedness and certain other liabilities. See "Description of LYONs -- Events of Default; Notice and Waiver."

USE OF PROCEEDS............  Allergan will not receive any of the proceeds from the sale by Selling Securityholders of the LYONs or the common stock. See "Use of Proceeds."

TRADING....................  Our common stock currently trades on the New York
                             Stock Exchange under the symbol "AGN."

                                  RISK FACTORS

     An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus and the documents incorporated by reference herein before making an investment decision. If any of the following risks actually occur, we could experience a material adverse effect on our business, financial condition or operating results. This could result in a loss of all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus and the documents incorporated by reference herein.

WE MAY HAVE DIFFICULTY COMPETING WITH LARGER COMPANIES.

     The pharmaceutical industry and other health care-related industries continue to experience consolidation, resulting in larger, more diversified companies with greater resources than ours. Among other things, these larger companies can spread their research and development costs over much broader revenue bases than us and can influence customer and distributor buying decisions.

IF THE FDA APPROVES ANOTHER NEUROTOXIN, OUR BOTOX(R) SALES MAY BE ADVERSELY AFFECTED.

     We are currently the only manufacturer of an FDA-approved neurotoxin. We are aware, however, of another company seeking FDA approval of a neurotoxin. If such approval is granted, our sales of Botox(R) Purified Neurotoxin Complex could be materially and negatively impacted.

WE COULD EXPERIENCE DIFFICULTIES CREATING BULK TOXIN NEEDED TO PRODUCE BOTOX(R) PURIFIED NEUROTOXIN COMPLEX.

     The manufacturing process to create bulk toxin raw material necessary to produce Botox(R) Purified Neurotoxin Complex is technically complicated. Any failure by us to maintain an adequate supply of bulk toxin and finished product could result in an interruption in the supply of Botox(R) Purified Neurotoxin Complex with a resulting decrease in sales of the product.

OUR CONTACT LENS CARE BUSINESS IS IMPACTED BY TRENDS IN THE CONTACT LENS AND LENS CARE MARKETS.

     Our contact lens care business continues to be impacted by trends in the contact lens and lens care marketplace, including technological and medical advances in surgical techniques for the correction of vision impairment. Cheaper one-bottle chemical disinfection systems have gained popularity among soft contact lens wearers instead of peroxide-based lens care products which historically have been Allergan's strongest family of lens care products. Also, the growing use and acceptance of daily contact lenses and laser correction procedures, along with the other factors above, could have the effect of reducing demand for lens care products generally. While we believe we have established appropriate marketing and sales plans to mitigate the impact of these trends upon our contact lens care business, no assurance can be given in this regard.

WE COULD EXPERIENCE LOSSES DUE TO PRODUCT LIABILITY CLAIMS OR PRODUCT RECALLS OR CORRECTIONS.

     We have in the past been, and continue to be, subject to product liability claims. In addition, we have in the past and may in the future recall or issue field corrections related to our products due to manufacturing deficiencies, labeling errors or other safety or regulatory reasons. There can be no assurance that we will not experience material losses due to product liability claims or product recalls or corrections.

SALES OF OUR SURGICAL AND PHARMACEUTICAL PRODUCTS ARE IMPACTED BY PRICING PRESSURES FROM THE GOVERNMENT AND MANAGED CARE ORGANIZATIONS.

     Sales of our surgical and pharmaceutical products have been and are expected to continue to be impacted by continuing pricing pressures resulting from various government initiatives as well as from the purchasing and operational decisions made by managed care organizations.

MEDICARE COVERAGE COULD BE EXPANDED TO INCLUDE PHARMACEUTICAL PRODUCTS.

     A current political issue of debate in the United States is the propriety of expanding Medicare coverage to include pharmaceutical products. If measures to accomplish that coverage become law, and if these measures impose price controls on our products, our revenues and financial condition are likely to be materially and adversely affected.

OUR SALES OF PHARMACEUTICALS COULD BE NEGATIVELY AFFECTED BY THE REIMPORTATION OF EXPORT PHARMACEUTICALS.

     The United States Congress recently passed a law permitting the reimportation of export pharmaceuticals in certain circumstances. If this law results in substantial reimportation of pharmaceuticals, our United States sales of pharmaceuticals could be materially and adversely affected.

OUR OPERATING RESULTS ARE SUBJECT TO FOREIGN CURRENCY FLUCTUATIONS.

     We collect and pay a substantial portion of our sales and expenditures in currencies other than the U.S. dollar. Therefore, fluctuations in foreign currency exchange rates affect our operating results. We can provide no assurance that future exchange rate movements will not have a material adverse effect on our sales, gross profit or operating expenses.


WE MAY NOT BE ABLE TO OBTAIN PATENT PROTECTION FOR TECHNOLOGIES INCORPORATED INTO OUR PRODUCTS.


     Patent protection is generally important in the pharmaceutical industry. Therefore, our future financial success may depend in part on obtaining patent protection for technologies incorporated into our products. No assurance can be given that patents will be issued covering any products, or that any existing patents or patents issued in the future will be of commercial benefit. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford, and there can be no assurance that any such patents will not be successfully challenged in the future. If we are unsuccessful in obtaining or preserving patent protection, or if any of our products rely on unpatented proprietary technology, there can be no assurance that others will not commercialize products substantially identical to such products. Furthermore, although we have a corporate policy not to infringe the valid and enforceable patents of others, we cannot provide assurances that our products will not infringe patents held by third parties. In such event, licenses from such third parties may not be available or may not be available on commercially attractive terms.

WE ARE SUBJECT TO POLITICAL AND ECONOMIC RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES.

     Our business is also subject to other risks generally associated with doing business abroad, such as political unrest and changing economic conditions within countries where our products are sold or manufactured. Management cannot provide assurances that it can successfully manage these risks or avoid their effects.

WHOLESALER PURCHASES OF OUR PRODUCTS MAY DECLINE IF WHOLESALER PURCHASES EXCEED CUSTOMER DEMAND.

     We sell our pharmaceutical products primarily through wholesalers. Wholesaler purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. We can give no assurances that wholesaler purchases will not decline as a result of this potential excess buying.

OUR FUTURE PERFORMANCE DEPENDS UPON THE SUCCESSFUL INTRODUCTION OF NEW PRODUCTS.

     Future performance will be affected by our introduction of new products and FDA approval of new indications for our current products and indications. We have allocated significant resources to the development and introduction of new products. The successful development, regulatory approval and market acceptance of the products cannot be assured.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH RESEARCH AND DEVELOPMENT AND THE REGULATORY PROCESS.

     There are intrinsic uncertainties associated with research and development efforts and the regulatory process both of which are discussed in greater details in the "Research and Development" and the "Government Regulation" sections of our Annual Report on Form 10-K for the year ended December 31, 1999, which are incorporated herein by reference.

OUR HOLDING COMPANY STRUCTURE RESULTS IN SUBSTANTIAL STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON LYONS.

     The LYONs are obligations exclusively of Allergan. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. As of September 29, 2000, the amount of debt of our subsidiaries which is senior to the LYONs was approximately $132.8 million.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL OFFER OR THE REPURCHASE REQUIRED BY THE INDENTURE.

     Upon the occurrence of certain specific kinds of change in control events occurring on or before November 1, 2003, and on the November 1, 2003 and November 1, 2010 purchase dates, we will be required to offer to repurchase all outstanding LYONs. However, it is possible that we will not have sufficient funds at such time to make the required repurchase of LYONs or that restrictions in our credit facility or other indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change in Control" under the Indenture. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder" and "-- Change in Control Permits Purchase of LYONs at the Option of the Holder."

WE CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THESE LYONS.

     We cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their LYONs or the price at which holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the LYONs or common stock by the selling securityholders. See "Selling Securityholders" for a list of those entities receiving proceeds from sales of LYONs.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                            NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,            --------------------------------
                           --------------------------------------    SEPTEMBER 29,     SEPTEMBER 24,
                           1999     1998     1997    1996    1995         2000              1999
                           ----    ------    ----    ----    ----    --------------    --------------
Ratio of earnings to
  fixed charges(1).......  13.5    n/a(2)    11.0     7.0     8.0         11.1              13.3

-------------------------
(1) The ratios of earnings to fixed charges were calculated by dividing fixed charges into the sum of income before income taxes and fixed charges. Fixed charges consist of interest and the portion of rent which is deemed to be representative of an interest factor.

(2) In 1998, earnings were not sufficient to cover fixed charges by $33.4 million.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange under the symbol "AGN." The following table shows the high and low per share sale prices of our common stock and the cash dividends declared per share for the periods indicated as reported by the New York Stock Exchange. Stock prices and cash dividends per share prior to December 10, 1999 have been restated to reflect the two-for-one stock split:


                                                            HIGH          LOW          DIVIDEND
                                                            ----          ---          --------
YEAR ENDED DECEMBER 31, 1998:
First Quarter.............................................  $19 1/2       $15 7/8       $0.065
Second Quarter............................................   23 25/32      18 5/8        0.065
Third Quarter.............................................   31 7/16       22 5/8        0.065
Fourth Quarter............................................   33 1/4        26 23/32      0.065

YEAR ENDED DECEMBER 31, 1999:
First Quarter.............................................   48 41/64      31 11/16       0.07
Second Quarter............................................   55 1/2        41 5/16        0.07
Third Quarter.............................................   57 3/8        42 1/32        0.07
Fourth Quarter............................................   57 13/16      41             0.07

YEAR ENDED DECEMBER 31, 2000:
First Quarter.............................................   63 15/16      44 1/2         0.08
Second Quarter............................................   78 3/4        49 7/8         0.08
Third Quarter.............................................   90 5/16       64 3/4         0.08
Fourth Quarter through December 7.........................   92 5/8        67 1/8         0.08*


-------------------------

* On October 20, 2000, our board of directors declared a quarterly cash dividend of $0.08 per share, payable December 8, 2000, to stockholders of record on November 17, 2000. The last reported sale price for our common stock as reported on the New York Stock Exchange on December 7, 2000 was $82 per share.


                                 DIVIDEND POLICY

     Our declaration and payment of cash dividends in the future and the amount thereof will depend upon our results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or debt securities and other factors deemed relevant by our Board of Directors. No assurance can be given that cash dividends will continue to be declared and paid at historical levels or at all. Certain financial covenants set forth in our bank credit line agreements and other financing agreements restrict our ability to declare dividends.

                              DESCRIPTION OF LYONS

     The LYONs were issued under an Indenture dated as of November 1, 2000 (the "Indenture"), between us and U.S. Bank Trust National Association, as trustee (the "Trustee"). A copy of the form of Indenture will be made available to prospective investors in the LYONs upon request to Allergan, and will be available for inspection during normal business hours at the corporate trust office of the Trustee. The following summaries of certain provisions of the LYONs and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the LYONs and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this prospectus. Wherever particular defined terms of the Indenture (or of the form of LYON which is a part of the Indenture) are referred to, such defined terms are incorporated herein by reference. As used in this "Description of LYONs," the "Company," "we," "our" or "us" refers to Allergan, Inc., and does not include its subsidiaries.

GENERAL

     On November 1, 2000, we issued $657,451,000 aggregate principal amount at maturity of the LYONs in a private placement. The LYONs will mature on November 1, 2020. The principal amount at maturity of each LYON is $1,000 and will be payable at the office of the Paying Agent, which initially will be an office or agency of the Trustee, or an office or agency maintained by the Company for such purpose, in the Borough of Manhattan, The City of New York.

     The LYONs were offered at a substantial discount from their principal amount at maturity. See "Federal Income Tax Considerations -- Original Issue Discount." We will not make periodic payments of interest on the LYONs. Each LYON was issued at an issue price ("Issue Price") of $608.41 per LYON. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price and the principal amount at maturity of a LYON) in the period during which a LYON remains outstanding will be on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months. Accrual of Original Issue Discount will commence from the issue date of the LYONs. Maturity, conversion, purchase by us at the option of a Holder, or redemption of a LYON will cause Original Issue Discount and interest, if any, to cease to accrue on such LYON, under the terms and subject to the conditions of the Indenture. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a Holder, redeemed or otherwise cancelled (except for registration of transfer, exchange or replacement thereof).

     LYONs may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar, each such agent initially being the Trustee.

FORM, DENOMINATION AND REGISTRATION

Global LYON; Book-Entry Form

     Except as hereinafter described, the LYONs will be issued in registered book-entry form, without coupons, in denominations of $1,000 principal amount at maturity and integral multiples of $1,000. LYONs sold to qualified institutional buyers (as defined under Rule 144A of the Securities Act) ("QIBs") will be registered in book-entry form and will be represented by one or more global LYONs without coupons (each, a "Global LYON") deposited with a custodian for and registered in the name of a nominee of DTC in New York, New York. Beneficial interests in any such Global LYON will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for LYONs in certificated form except in the limited circumstances described herein. The LYONs will bear any required legends.

     No service charge will be made for any registration of transfer or exchange of LYONs, but the Company may require payment by a Holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

     Ownership of beneficial interests in a Global LYON will be limited to persons who have accounts with DTC ("participants") or persons who hold interests directly or indirectly through DTC participants. Upon the issuance of the Global LYONs, DTC will credit, on its internal system, the respective principal amounts of its DTC participants who will in turn credit the individual beneficial interests represented by such Global LYONs. Ownership of beneficial interests in the Global LYONs will be shown on, and the transfer of that ownership will be effected through DTC participants and will be shown on, records maintained by DTC (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or Holder of a Global LYON, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the LYONs represented by such a Global LYON for all purposes under the Indenture and the LYONs. No beneficial owner of an interest in a Global LYON will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture referred to herein). If DTC or any successor depository notifies the Company that it is unwilling or unable to continue as depository for a Global LYON or ceases to be a "Clearing Agency" registered or in good standing under the Exchange Act or other applicable statute or regulation and a successor depository is not appointed by the Company within 90 days, or an Event of Default has occurred and is continuing, DTC participants in such Global LYON will receive physical delivery of LYONs in certificated form and will be considered to be the owners or Holders of such LYONs under the Indenture or the LYONs.

     Payments on Global LYONs will be made to DTC or its nominee, as the registered owner thereof. None of Allergan, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global LYONs or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment in respect of a Global LYON held by it or its nominee, will credit participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Global LYON as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global LYON held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in same-day funds. The laws of some states, however, require that certain persons take physical delivery of securities in definitive form. LYONs will only be delivered in certificated form in the limited circumstances described herein. Consequently, the ability to transfer LYONs evidenced by the Global LYON will be limited to such extent.

     DTC will take any action permitted to be taken by a Holder of LYONs (including the presentation of LYONs for exchange as described below) only at the direction of one or more participants to whose account interests in the Global LYONs are credited and only in respect of such portion of the aggregate principal amount of the LYONs as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the LYONs, DTC will exchange the Global LYONs for LYONs in certificated form, which it will distribute to its participants and which will be legended as set forth under "Transfer Restrictions."

     In case any LYON shall become mutilated, defaced, destroyed, lost or stolen, we will execute and upon our request the Trustee will authenticate and deliver a new LYON, of like tenor (including the same date of issuance) and equal principal amount at maturity, registered in the same manner, dated the date of its authentication in exchange and substitution for such LYON (upon surrender and cancellation thereof) or in lieu of and substitution for such LYON. In case such LYON is destroyed, lost or stolen, the applicant for a substituted LYON shall furnish to us and the Trustee such security or indemnity as may be required by them to hold each of them harmless, and, in every case of destruction, loss or theft of such

LYON, the applicant shall also furnish to us satisfactory evidence of the destruction, loss or theft of such LYON and of the ownership thereof. Upon the issuance of any substituted LYON, we may require the payment by the registered Holder thereof of a sum sufficient to cover fees and expenses connected therewith.

SUBORDINATION OF LYONS

     Indebtedness evidenced by the LYONs is subordinated in right of payment as set forth in the Indenture, to the prior payment in full of all existing and future Senior Indebtedness (as defined herein). Upon any payment or distribution of assets of Allergan to creditors in the event of any dissolution, winding-up, liquidation or reorganization of Allergan, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all Senior Indebtedness shall first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts shall have been provided for, before the Holders of the LYONs shall be entitled to receive any payment or distribution with respect to any LYONS.

     By reason of the subordination described herein, in the event of insolvency, upon any distribution of the assets of Allergan, (i) the Holders of the LYONs are required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing the assets of Allergan for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all holders of Senior Indebtedness in full and (ii) unsecured creditors of Allergan who are not Holders of LYONs or holders of Senior Indebtedness of Allergan may receive less, ratably, than holders of Senior Indebtedness of Allergan and may recover more, ratably, than the Holders of LYONs.

     The term "Senior Indebtedness" of Allergan means, without duplication, the principal, premium (if any) and unpaid interest on all present and future (i) our indebtedness for borrowed money, (ii) our obligations evidenced by bonds, debentures, notes or similar instruments, (iii) all of our obligations under (a) interest rate swaps, caps, collars, options, and similar arrangements, (b) any foreign exchange contract, currency swap contract, futures contract, currency option contract, or other foreign currency hedge, and (c) credit swaps, caps, floors, collars and similar arrangements, (iv) indebtedness which we incur, assume or guarantee in connection with the acquisition by us or one of our subsidiaries of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles), (v) all obligations and liabilities (contingent or otherwise) in respect of our leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet and all obligations and the liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property, (vi) our reimbursement obligations in respect of letters of credit relating to indebtedness or our other obligations that qualify as indebtedness or obligations of the kind referred to in clauses (i) through (v) of this paragraph, and (vii) our obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (i) through (vi) of this paragraph, in each case unless in the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding it is provided (A) that such indebtedness or obligation is not superior in right of payment to the LYONs or (B) that such indebtedness or obligation is subordinated to any of our other indebtedness or obligation, unless such indebtedness or obligation expressly provides that such indebtedness or obligation is senior in right of payment to the LYONs.

     The LYONs are effectively subordinated to all existing and future liabilities of our subsidiaries. Any of our rights to participate in any distribution of the assets of any of our subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the Holders of the LYONs to participate in those assets) will be subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent that our claims as a creditor of such subsidiary may be recognized, in which case our claims would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

     At September 29, 2000, we and our subsidiaries had outstanding approximately $354.6 million of Senior Indebtedness (excluding obligations under foreign exchange and interest rate swap contracts). In addition, we and our consolidated subsidiaries had outstanding on such date foreign exchange contracts and interest rate swap contracts to which the LYONs would have been contractually or effectively subordinated. There is no restriction under the Indenture on our incurring additional indebtedness, including Senior Indebtedness.

CONVERSION RIGHTS

     A Holder of a LYON may convert it into common stock at any time before the close of business on November 1, 2020; provided, however, that if we call a LYON for redemption, the Holder may convert it only until the close of business on the Redemption Date. A LYON in respect of which a Holder has delivered a Purchase Notice or a Change in Control Purchase Notice exercising the option of such Holder to require us to purchase such LYON may be converted only if such notice is withdrawn in accordance with the terms of the Indenture. A Holder may convert a portion of such Holder's LYONs so long as such portion is $1,000 principal amount at maturity or an integral multiple of $1,000.

     The initial Conversion Rate is 5.7615 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A Holder entitled to a fractional share of common stock shall receive cash equal to the then current market value of such fractional share.

     On conversion of a LYON, a Holder will not receive any cash payment representing accrued Original Issue Discount. Our delivery to the Holder of the fixed number of shares of common stock into which the LYON is convertible (together with the cash payment, if any, instead of fractional shares) will be deemed to satisfy our obligation to pay the principal amount at maturity of the LYON including the accrued Original Issue Discount attributable to the period from the Issue Date through the Conversion Date. Thus, the accrued Original Issue Discount is deemed to be paid in full rather than cancelled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the LYONs for such accrued Original Issue Discount. A certificate for the number of full shares of common stock into which any LYON is converted (and cash instead of fractional shares) will be delivered through the Conversion Agent as soon as practicable following the Conversion Date. For a discussion of the tax treatment of a Holder receiving common stock upon conversion, see "Federal Income Tax Considerations -- Disposition or Conversion."

     To convert a LYON into shares of common stock, a Holder must:

     - complete and manually sign the conversion notice on the back of the LYON (or complete and manually sign a facsimile of the conversion notice) and deliver such notice to the Conversion Agent;

     - surrender the LYON to the Conversion Agent;

     - if required, furnish appropriate endorsements and transfer documents; and

     - if required, pay all transfer or similar taxes.

     Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the Conversion Date.

     The Conversion Rate will be adjusted for:

     - dividends or distributions on common stock payable in common stock or other capital stock;

     - subdivisions, combinations or certain reclassifications of common stock;

     - distributions to all holders of common stock of certain rights to purchase common stock for a period expiring within 60 days at less than the Quoted Price at the time; and

     - distributions to such holders of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than any Extraordinary Cash Dividend).

     However, no adjustment need be made if Holders may participate in the transaction or in certain other cases. In cases where the fair market value of the portion of assets, debt securities or certain rights, warrants or options to purchase our securities applicable to one share of common stock distributed to stockholders equals or exceeds the Average Quoted Price of the common stock, or such Average Quoted Price exceeds the fair market value of such portion of assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the Conversion Rate, the Holder of a LYON upon conversion thereof will be entitled to receive, in addition to the shares of common stock into which such LYON is convertible, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such Holder would have received if such Holder had converted such LYON immediately prior to the record date for determining the stockholders entitled to receive the distribution.

     The stockholders rights plan under which any Rights are issued provides that each share of common stock issued upon conversion of LYONs at any time prior to the distribution of separate certificates representing such Rights will be entitled to receive such Rights. There shall not be any adjustment to the conversion privilege or Conversion Rate as a result of the issuance of such Rights, the distribution of separate certificates representing the Rights, the exercise or redemption of such Rights in accordance with any such Rights Agreement, or the termination or invalidation of such Rights.

     The Indenture permits us to increase the Conversion Rate from time to time.

     If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other of our assets or another person which the Holder would have received if the Holder had converted such Holder's LYONs immediately prior to the transaction.

     In the event of a taxable distribution to holders of common stock which results in an adjustment of the Conversion Rate or in the event the Conversion Rate is increased at our discretion, the Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend. See "Federal Income Tax Considerations -- Constructive Dividend."

     In the event we exercise our option to have interest in lieu of Original Issue Discount accrue on a LYON following a Tax Event, the Holder will be entitled on conversion to receive the same number of shares of common stock such Holder would have received if we had not exercised such option. If we exercise such option, LYONs surrendered for conversion during the period from the close of business on any Regular Record Date (as defined herein) next preceding any Interest Payment Date (as defined herein) to the opening of business of such Interest Payment Date (except LYONs to be redeemed on a date within such period) must be accompanied by payment of an amount equal to the interest thereon that the registered Holder is to receive. Except where LYONs surrendered for conversion must be accompanied by payment as described above, no interest on converted LYONs will be payable by us on any Interest Payment Date subsequent to the date of conversion. See "-- Optional Conversion to Semi-annual Coupon Note upon Tax Event."

REDEMPTION OF LYONS AT THE OPTION OF THE COMPANY

     No sinking fund is provided for the LYONs. Prior to November 1, 2003, the LYONs will not be redeemable at our option. Beginning on November 1, 2003, we may redeem the LYONs for cash as a whole at any time, or from time to time in part. We will give not less than 30 days' nor more than 60 days' notice of redemption by mail to Holders of LYONs.

     The table below shows Redemption Prices of a LYON on November 1, 2003, at each November 1, thereafter prior to maturity and at maturity on November 1, 2020, which prices reflect the accrued Original Issue Discount calculated to each such date. The Redemption Price of a LYON redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table.

                                                                      (2)
                                                                    ACCRUED           (3)
                                                      (1)        ORIGINAL ISSUE    REDEMPTION
                                                     LYON           DISCOUNT         PRICE
                REDEMPTION DATE                   ISSUE PRICE       AT 2.50%        (1)+(2)
                ---------------                   -----------    --------------    ----------
November 1, 2003................................    $608.41         $ 47.08        $  655.49
November 1, 2004................................     608.41           63.57           671.98
November 1, 2005................................     608.41           80.48           688.89
November 1, 2006................................     608.41           97.81           706.22
November 1, 2007................................     608.41          115.57           723.98
November 1, 2008................................     608.41          133.78           742.19
November 1, 2009................................     608.41          152.46           760.87
November 1, 2010................................     608.41          171.60           780.01
November 1, 2011................................     608.41          191.22           799.63
November 1, 2012................................     608.41          211.33           819.74
November 1, 2013................................     608.41          231.96           840.37
November 1, 2014................................     608.41          253.10           861.51
November 1, 2015................................     608.41          274.77           883.18
November 1, 2016................................     608.41          296.99           905.40
November 1, 2017................................     608.41          319.76           928.17
November 1, 2018................................     608.41          343.11           951.52
November 1, 2019................................     608.41          367.05           975.46
At stated maturity..............................     608.41          391.59         1,000.00

     If converted to semi-annual coupon notes following the occurrence of a Tax Event, the LYONs will be redeemable at the Restated Principal Amount (as defined below) plus accrued and unpaid interest from the date of such conversion through the Redemption Date. However, in no event may the LYONs be redeemed prior to November 1, 2003. See "-- Optional Conversion to Semi-annual Coupon Note upon Tax Event."

     If less than all of the outstanding LYONs are to be redeemed, the Trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the Trustee considers fair and appropriate. If a portion of a Holder's LYONs is selected for partial redemption and such Holder converts a portion of such LYONs, such converted portion shall be deemed (so far as may be) to be the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     On November 1, 2003 and on November 1, 2010 (each a "Purchase Date"), we will become obligated to purchase, at the option of the Holder, any outstanding LYON for which a written Purchase Notice has been delivered by the Holder to the Paying Agent at any time from the opening of business on the date that is 20 business days prior to such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions. The Purchase Price payable in respect of a LYON will be $655.49 per LYON on November 1, 2003 and $780.01 per LYON on November 1, 2010, which prices equal the Issue Price plus accrued Original Issue Discount to the respective Purchase Dates. We may, at our option, elect to pay the Purchase Price in cash or shares of our common stock, or any combination thereof. For a discussion of the tax treatment of a Holder receiving cash, common stock or any combination thereof, see "Federal Income Tax
Considerations -- Disposition or Conversion."

     If prior to a Purchase Date the LYONs have been converted to semi-annual coupon notes following the occurrence of a Tax Event, the Purchase Price will be equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion to the Purchase Date. See "-- Optional Conversion to Semi-annual Coupon Note upon Tax Event."

     We will be required to give notice (the "Company Notice") on a date not less than 20 business days prior to each Purchase Date to all Holders at their addresses shown in the register of the Registrar (and to beneficial owners as required by applicable law) stating, among other things:

     - whether we will pay the Purchase Price of LYONs in cash or common stock or any combination thereof (specifying the percentages of each);

     - if we elect to pay in common stock, in whole or in part, the method of calculating the Market Price (as defined below) of the common stock; and

     - the procedures that Holders must follow to require us to purchase LYONs from such Holders.

     The Purchase Notice given by each Holder electing to require us to purchase LYONs shall state:

     - the certificate numbers of the LYONs to be delivered by such Holder for purchase by us;

     - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000;

     - that such LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

     - in the event we elect, pursuant to the Company Notice, to pay the Purchase Price in common stock, in whole or in part, but such Purchase Price is ultimately to be paid to such Holder entirely in cash because any of the conditions to payment of the Purchase Price (or portion thereof) in common stock is not satisfied prior to the close of business on the Purchase Date (as described below) whether such Holder elects (1) to withdraw such Purchase Notice as to some or all of the LYONs to which it relates (stating the principal amount at maturity and certificate numbers of the LYONs as to which such withdrawal shall relate), or (2) to receive cash in respect of the entire Purchase Price for all LYONs (or portions of LYONs) subject to such Purchase Notice.

     If the Holder fails to indicate, in the Purchase Notice and in any written notice of withdrawal, such Holder's choice with respect to the election described in the final bullet point above, such Holder shall be deemed to have elected to receive cash in respect of the entire Purchase Price for all LYONs subject to such Purchase Notice in such circumstances. For a discussion of the tax treatment of a Holder receiving cash instead of common stock, see "Federal Income Tax Considerations -- Disposition or Conversion."

     Any Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the LYONs as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice.

     If we elect to pay the Purchase Price, in whole or in part, in shares of our common stock, the number of shares of common stock to be delivered in respect of the portion of the Purchase Price to be paid in common stock shall be equal to such portion of the Purchase Price divided by the Market Price of a share of common stock. No fractional shares of common stock will be delivered upon any purchase by us of LYONs through the delivery of such common stock in payment, in whole or in part, of the Purchase Price. Instead, we will pay cash based on the Market Price for all fractional shares of common stock. See "Federal Income Tax Considerations -- Disposition or Conversion."

     The "Market Price" means the average of the Sale Prices of our common stock for the five trading day period ending on (if the third Business Day prior to the applicable Purchase Date is a trading day, or if not, then on the last trading day prior to) the third Business Day prior to the applicable Purchase Date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such Purchase Date, of certain events that would result in an adjustment of the Conversion Rate with respect to the common stock.

     The "Sale Price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System.

     Because the Market Price of the common stock is determined prior to the applicable Purchase Date, Holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such Purchase Date. We may pay the Purchase Price (or any portion of the Purchase Price) in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will publish such information on our website (www.allergan.com) and in the Wall Street Journal or another daily newspaper of national circulation.

     Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

     - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a Holder or Holders prior to the close of business on the Purchase Date, we will pay the Purchase Price of the LYONs of such Holder or Holders entirely in cash. See "Federal Income Tax Considerations -- Disposition or Conversion." We may not change the form of consideration (or components or percentages of components thereof) to be paid once we have given the Company Notice to Holders of LYONs except as described in the first sentence of this paragraph.

     We will comply with the provisions of Rule 13e-4, Rule l4e-1 and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule TO or any other schedule required thereunder in connection with any offer by us to purchase LYONs at the option of Holders.

     Payment of the Purchase Price for a LYON for which a Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such LYON (together with necessary endorsements) to the Paying Agent at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such LYON will be made promptly following the later of the Purchase Date or the time of delivery of such LYON. If the Paying Agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such LYON on the business day following the Purchase Date, then, immediately after the Purchase Date, such LYON will cease to be outstanding and the Original Issue Discount on such LYON will cease to accrue, whether or not such LYON is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Purchase Price upon delivery of such LYON).

     Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements. No LYONs may be purchased for cash at the option of Holders if there has occurred (prior to, on, or after the giving, by the Holders of such LYONs, of the required Purchase Notice) and is continuing an Event of Default with respect to the LYONs described under "-- Events of Default; Notice and Waiver" (other than a default in the payment of the Purchase Price with respect to such LYONs).

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     In the event of any Change in Control (as defined below) of the Company occurring on or prior to November 1, 2003, each Holder of LYONs will have the right, at the Holder's option, subject to the terms and conditions of the Indenture, to require us to purchase all or any portion (provided that the principal amount at maturity must be $1,000 or an integral multiple thereof) of the Holder's LYONs as of the date that is 35 business days after the occurrence of such Change in Control (a "Change in Control Purchase Date") at a cash price equal to the Issue Price plus accrued Original Issue Discount to the Change in Control Purchase Date (the "Change in Control Purchase Price").

     If prior to a Change in Control Purchase Date the LYONs have been converted to semi-annual coupon notes following the occurrence of a Tax Event, the Company will be required to purchase the LYONs at a cash price equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion to the Change in Control Purchase Date.

     Within 15 business days after the occurrence of a Change in Control, we are obligated to mail to the Trustee and to all Holders of LYONs at their addresses shown in the register of the Registrar (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice shall state, among other things:

     - the events causing a Change in Control and the date of such Change in Control;

     - the last date on which the purchase right may be exercised;

     - the Change in Control Purchase Price;

     - the Change in Control Purchase Date;

     - the name and address of the Paying Agent and the Conversion Agent;

     - the Conversion Rate and any adjustments to the Conversion Rate;

     - that LYONs with respect to which a Change in Control Purchase Notice is given by the Holder may be converted only if the Change in Control Purchase Notice has been withdrawn in accordance with the terms of the Indenture; and

     - the procedures that Holders must follow to exercise these rights.

     To exercise this right, the Holder must deliver a written notice (a "Change in Control Purchase Notice") to the Paying Agent (initially the Trustee) prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice shall state:

     - the identifying numbers of the LYONs to be delivered by the Holder for purchase by us;

     - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple thereof; and

     - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

     Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the identifying numbers of the LYONs subject to the withdrawal notice and the principal amount at maturity, if any, which remains subject to a Change in Control Purchase Notice.

     Payment of the Change in Control Purchase Price for a LYON for which a Change in Control Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such LYON (together with necessary endorsements) to the Paying Agent at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such LYON will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such LYON. If the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of such LYON on the business day following the Change in Control Purchase Date, then, immediately after such Change in Control Purchase Date, Original Issue Discount on such LYON will cease to accrue, whether or not such LYON is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the LYON).

     Under the Indenture, a "Change in Control" of Allergan is deemed to have occurred at such time as:

     - any person, including its Affiliates and Associates, other than Allergan, its subsidiaries or their employee benefit plans, files a Schedule 13D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or

     - there shall be consummated any consolidation or merger of Allergan pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.

     The Indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of Holders in the event of a Change in Control.

     We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule TO or any other required schedule under the Exchange Act in connection with any offer by us to purchase LYONs at the option of Holders upon a Change in Control. The Change in Control purchase feature of the LYONs may in certain circumstances make more difficult or discourage our takeover. The Change in Control Purchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch, and the terms of such feature result from negotiations between Merrill Lynch and us.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Change in Control with respect to the Change in Control purchase feature of the LYONs, but that would increase the amount of indebtedness outstanding at such time. No LYONs may be purchased at the option of Holders upon a Change in Control if there has occurred (prior to, on or after the giving, by the Holders of such LYONs, of the required Change in Control Purchase Notice) and is continuing an Event of Default with respect to the LYONs (other than a default in the payment of the Change in Control Purchase Price with respect to such LYONs).

OPTIONAL CONVERSION TO SEMI-ANNUAL COUPON NOTE UPON TAX EVENT

     From and after the date (the "Tax Event Date") of the occurrence of a Tax Event (as defined below), we shall have the option to elect to have interest in lieu of future Original Issue Discount accrue at 2.50% per year on a principal amount per LYON (the "Restated Principal Amount") equal to the Issue Price plus Original Issue Discount accrued to the Tax Event Date or the date on which the we exercise the option described herein, whichever is later (such date hereinafter referred to as the "Option Exercise Date"). Such interest shall accrue from the Option Exercise Date and shall be payable semi-annually on November 1, and May 1, of each year (each an "Interest Payment Date") to holders of record at the close of business on October 15 or April 15 (each a "Regular Record Date") immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Option Exercise Date.

     A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus, there is more than an insubstantial risk that interest (including Original Issue Discount) payable on the LYONs either (i) would not be deductible on a current accrual basis or (ii) would not be deductible under any other method, in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

MERGER AND SALES OF ASSETS BY ALLERGAN

     The Indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

          (i) the resulting, surviving or transferee person (if other than Allergan) is organized and existing under the laws of:

             (a) the United States, any state thereof or the District of Columbia;

             (b) any member country of the European Union; or

             (c) if such merger, consolidation or other transaction would not impair the rights of Holders, any other country;

          (ii) such person assumes all of our obligations under the LYONs and the Indenture; and

          (iii) we or such successor person shall not immediately thereafter be in default under the Indenture.

     Upon the assumption of our obligations by such a person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the LYONs and the Indenture. Although such transactions are permitted under the Indenture, certain of the foregoing transactions occurring on or prior to November 1, 2003 could constitute a Change in Control of Allergan permitting each Holder to require us to purchase the LYONs of such Holder as described above.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The Indenture provides that, if an Event of Default specified therein shall have happened and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the Issue Price of the LYONs plus the Original Issue Discount on the LYONs accrued (or if the LYONs have been converted to semi-annual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the Issue Price of the LYONs plus the Original Issue Discount accrued thereon (or if the LYONs have been converted to semi-annual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) through the occurrence of such event shall automatically become and be immediately due and payable. Under certain circumstances, the Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may rescind any such acceleration with respect to the LYONs and its consequences. Interest shall, to the extent permitted by law, accrue and be payable on demand upon a default in the payment of the principal amount at maturity (or if the LYONs have been converted to semi-annual coupon notes following a Tax Event, the Restated Principal Amount), Issue Price, accrued Original Issue Discount (or if the LYONs have been converted to semi-annual coupon notes following a Tax Event, accrued and unpaid interest), Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any LYON and such interest shall be compounded semi-annually. The accrual of such interest on overdue amounts shall be in lieu of, and not in addition to, the continued accrual of Original Issue Discount.

     Under the Indenture, an Event of Default includes any of the following:

          (i) default in payment of the principal amount at maturity (or if the LYONs have been converted to semi-annual coupon notes following a Tax Event, the Restated Principal Amount), Issue Price, accrued Original Issue Discount (or if the LYONs have been converted to semi-annual coupon notes following a Tax Event, accrued and unpaid interest), Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any LYON when such becomes due and payable;

          (ii) our failure to comply with any of our other agreements in the LYONs or the Indenture upon our receipt of notice of such default by the Trustee or by Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and our failure to cure (or obtain a waiver of) such default within 90 days after our receipt of such notice;

          (iii) (a) our failure to make any payment by the end of any applicable grace period of indebtedness, which term as used in the Indenture means our obligations (other than nonrecourse obligations) for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness") in an amount in excess of $75,000,000 and continuance of such failure, or (b) the acceleration of Indebtedness in an amount in excess of $75,000,000 because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in the case of subclause (a) or (b) of this clause (iii), for a period of 30 days after written notice to us by the Trustee or to us and the Trustee by the Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding; provided, however, that if any such failure or acceleration referred to in (a) or (b) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed not to have occurred; or

          (iv) certain events of bankruptcy or insolvency of Allergan or any Significant Subsidiary.

     The Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee shall be entitled to receive from such Holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.

     No Holder of any LYON will have any right to pursue any remedy with respect to the Indenture or the LYONs, unless

          (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default;

          (ii) the Holders of at least 25% in aggregate principal amount at maturity of the outstanding LYONs shall have made a written request to the Trustee to pursue such remedy;

          (iii) such Holder or Holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee;

          (iv) the Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and

          (v) the Trustee shall have failed to comply with the request within such 60-day period.

     Notwithstanding the foregoing, the right of any Holder (x) to receive payment of the principal amount at maturity (or if the LYONs have been converted to semi-annual coupon notes following a Tax Event, the Restated Principal Amount), Issue Price, accrued Original Issue Discount (or if the LYONs have been converted to semi-annual coupon notes following a Tax Event, accrued and unpaid interest), Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any LYON and any interest in respect of a default in the payment of any such amounts on such LYON, on or after the due date expressed in such LYON, (y) to convert LYONs or (z) to institute suit for the enforcement of any such payments or conversion, shall not be impaired or adversely affected without such Holder's consent. The Holders of at least a majority in aggregate principal amount at maturity of the outstanding LYONs may waive an existing default and its consequences, other than (i) any default in any payment on the LYONs, (ii) any default which constitutes a failure to convert any LYON in accordance with its terms or (iii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the Holder of each LYON as described in "-- Modification" below.

     We will be required to furnish to the Trustee annually a statement as to any default by us in the performance and observance of its obligations under the Indenture. The Trustee will be required to give notice to Holders of the LYONs of any continuing default known to the Trustee within 90 days after the occurrence thereof, unless such default shall have been cured or waived before the giving of such notice; provided, that the Trustee may withhold such notice, as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the Holders.

MODIFICATION

     Without the consent of any Holder of LYONs, we and the Trustee may amend the Indenture to:

          (i) cure any ambiguity, defect or inconsistency;

          (ii) provide for the assumption by a successor corporation of our obligations under the Indenture;

          (iii) provide for uncertificated LYONs in addition to certificated LYONs (so long as any uncertificated LYONs are in registered form for purposes of the Internal Revenue Code);

          (iv) make any change that does not adversely affect the rights of any Holder of LYONs;

          (v) make any change to comply with the Trust Indenture Act of 1939, or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939; or

          (vi) add to our covenants or obligations under the Indenture or surrender any right, power or option conferred by the Indenture on us.

     Modification and amendment of the Indenture or the LYONs may be effected by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, without the consent of each Holder affected thereby, no amendment may, among other things:

          (i) reduce the principal amount at maturity, Restated Principal Amount, Issue Price, Purchase Price, Change in Control Purchase Price or Redemption Price with respect to any LYON, or extend the stated maturity of any LYON or alter the manner or rate of accrual of Original Issue Discount or interest, or make any LYON payable in money or securities other than that stated in the LYON;

          (ii) make any reduction in the principal amount at maturity of LYONs whose Holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers;

          (iii) make any change that adversely affects the right to convert any LYON or the right to require us to purchase a LYON;

          (iv) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or

          (v) modify the provisions of the Indenture relating to subordination of the LYONs in a manner adverse to the Holders of the LYONs.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the Indenture by delivering to the Trustee for cancellation all outstanding LYONs or by depositing with the Trustee, the Paying Agent or the Conversion Agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any Redemption Date, or any Purchase Date, or a Change in Control Purchase Date, or upon conversion or otherwise, cash or common stock (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the Indenture by us.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of the Company, the claim of the Holder of a LYON is, under Title 11 of the United States Code, limited to the Issue Price of the LYON plus that portion of the Original Issue Discount that has a accrued from the date of issue to the commencement of the proceeding. In addition, the Holders of the LYONs will be subordinated in right of payment to Senior Indebtedness and effectively subordinated to the indebtedness and other obligations of our subsidiaries. See "Risk Factors -- Our Holding Company Structure Results in Substantial Structural Subordination and May Affect Our Ability to Make Payments on LYONs."

INFORMATION CONCERNING THE TRUSTEE

     U.S. Bank Trust National Association is the Trustee, Registrar, Paying Agent and Conversion Agent under the Indenture. We may maintain deposit accounts and conduct other banking transactions with the Trustee in the normal course of business.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 305,000,000 shares. Those shares consist of (1) 300,000,000 shares designated as common stock, $0.01 par value per share, and (2) 5,000,000 shares designated as preferred stock, $0.01 par value per share. As of September 29, 2000, 131,040,000 shares of common stock (exclusive of treasury stock) were outstanding and no shares of preferred stock were outstanding. On September 29, 2000, assuming the exercise of all outstanding stock options, approximately 139,495,000 shares of common stock (exclusive of treasury stock) would be outstanding.

COMMON STOCK

     Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Recently, we have paid a dividend of $0.08 per quarter. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding-up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

     All outstanding shares of common stock are fully paid and nonassessable.

     Our common stock is listed on the New York Stock Exchange under the symbol "AGN." The transfer agent and registrar for the common stock is First Chicago Trust Company of New York, a division of Equiserve.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the following terms of the preferred stock:

     - designations, powers, preferences, privileges,

     - relative participating, optional or special rights, and

     - the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

     Any or all of these rights may be greater than the rights of the common stock.

     The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Allergan or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

RIGHTS PLAN

     On January 25, 2000 the Board of Directors adopted a Stockholder Rights
Plan.

     In connection with the Rights Plan, the board of directors declared a dividend of one preferred share purchase right (the "Rights") for each outstanding share of common stock of Allergan outstanding at the close of business on February 18, 2000 (the "Record Date"). Each Right entitles the registered holder thereof, after the Rights become exercisable and until February 18, 2010 (or the earlier redemption, exchange or termination of the Rights), to purchase from us one one-hundredth ( 1/100) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $300.00 per one one-hundredth ( 1/100) of a Preferred Share, subject to certain anti-dilution adjustments (the "Preferred Share Purchase Price"). Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the common stock (an "Acquiring Person") or (ii) ten (10) business days (or such later date as may be determined by action of the board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the common stock (the earlier of clauses (i) or (ii) being called the "Distribution Date"), the Rights are evidenced, with respect to any of the common share certificates outstanding as of the Record Date, by such common stock certificate. The Rights will be transferred with and only with the common stock until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

     Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of common stock. In the event of liquidation, dissolution or winding up of Allergan, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $100 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Preferred Share will have 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of common stock. Preferred Shares will not be redeemable. These Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock.

     In the event that a Person becomes an Acquiring Person or if we were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the common stock was not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the then current Preferred Share Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, we were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

     At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the board of directors may cause us to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for common stock at an exchange rate of one share of common stock per Right (subject to adjustment).

     The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Preferred Share Redemption Price") by the board of directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will receive the Preferred Share Redemption Price.

     The Rights will expire on February 18, 2010 (unless earlier redeemed, exchanged or terminated). First Chicago Trust Company of New York is the Rights Agent.

     The Purchase Price payable, and the number of one one-hundredths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of Allergan for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) of this paragraph)) or of subscription rights or warrants (other than those referred to above).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

     Any of the provisions of the Rights Agreement dated as of January 25, 2000 between us and the Rights Agent (the "Rights Agreement") may be amended by our board of directors for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, we may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

     One Right has been distributed to our stockholders for each share of common stock owned of record by them on February 18, 2000. As long as the Rights are attached to the common stock, we will issue one Right with each new share of common stock so that all such shares will have attached Rights. We have reserved 1,500,000 Preferred Shares initially for issuance upon exercise of the Rights.

     The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of us without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of our stock on terms not approved by our board of directors. The Rights should not interfere with any merger or other business combination approved by the board of directors at any time prior to the first date that a Person or group has become an Acquiring Person.

ANTITAKEOVER EFFECTS OF DELAWARE LAW AND CERTAIN PROVISIONS OF ALLERGAN'S CHARTER DOCUMENTS

     Certain provisions of Delaware law and our certificate of incorporation may also make more difficult the acquisition of us by tender offer, a proxy contest or otherwise and the removal of officers and directors.

     Delaware law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation's voting stock or owned 15% of such voting stock within three years before the proposed business combination, or is affiliated with the corporation.

     Our certificate of incorporation provides that the Allergan board of directors be divided into three classes, with staggered three-year terms. The classification of our board makes it more difficult for our stockholders to replace our board and for another party to obtain control of us by replacing the board. Since our board has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management.

     Our certificate of incorporation provides that for so long as we have a class of stock registered under the Exchange Act, stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent.

     Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of our outstanding voting stock to amend the provisions described above.

                       FEDERAL INCOME TAX CONSIDERATIONS

     This is a summary of certain United States federal income tax considerations relevant to holders of LYONs. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding LYONs.

     This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a holder (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, such as insurance companies, tax-exempt organizations, mutual funds, retirement plans, financial institutions, dealers in securities or foreign currency, persons that hold the LYONs as part of a "straddle" or as a "hedge" against currency risk or in connection with a conversion transaction, persons that have functional currency other than the United States dollar and investors in pass-through entities.

     This summary also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this summary is limited to original purchasers of LYONs who acquire LYONs at their issue price within the meaning of Section 1273 of the Code and who will hold the LYONs and common stock into which the LYONs may be converted as "capital assets" within the meaning of Section 1221 of the Code.

     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF LYONS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

     The Company has been advised by its counsel, Gibson, Dunn & Crutcher LLP, that in such counsel's opinion the LYONs will be treated as indebtedness for United States federal income tax purposes. Counsel has further advised the Company that it is counsel's opinion that, while the following does not purport to discuss all tax matters relating to the LYONs, based upon the LYONs being treated as indebtedness, the following are the material federal income tax consequences of the LYONs, subject to the qualifications set forth above.

     As used in this discussion, the term "U.S. Holder" means a holder that, for United States federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any State, (iii) an estate the income of which is subject to United States federal income tax, regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means a beneficial owner that is, for United States federal income tax purposes, not a U.S. Holder.

ORIGINAL ISSUE DISCOUNT

     The LYONs were issued at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price (the initial price at which a substantial number of the LYONs are sold for money) and the stated principal amount at maturity of each LYON constitutes Original Issue Discount. U.S. Holders of the LYONs will be required to include Original Issue Discount in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

     A U.S. Holder of a LYON must include in gross income for United States federal income tax purposes the sum of the daily portions of Original Issue Discount with respect to the LYON for each day during the taxable year or portion of a taxable year on which such holder holds the LYON ("Accrued Original Issue Discount"). The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs at the end of an accrual period or on the first day of an accrual period. The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the Accrued Original Issue Discount for each prior accrual period. Under these rules, U.S. Holders will have to include in gross income increasingly greater amounts of Original Issue Discount in each successive accrual period. Any amount included in income as Original Issue Discount will increase a U.S. Holder's tax basis in the LYON.

     We intend to treat the possibility of (i) an optional redemption on a Change in Control, as described under "Description of LYONs -- Change of Control Permits Purchase of LYONs at the Option of the Holder," and (ii) the additional interest that would accrue on the LYONs as a result of our failure to cause the LYONs to be registered under the Securities Act as described under "Description of the LYONs -- Registration Rights" as remote under applicable Treasury regulations. We do not intend to treat the possibilities described in (i) or
(ii) above as (x) affecting the determination of the yield to maturity of the LYONs or (y) giving rise to any additional accrual of Original Issue Discount or recognition of ordinary income upon the redemption, sale or exchange of a LYON. In the unlikely event that the interest rate on the LYONs is increased, then such increased interest may be treated as increasing the amount of Original Issue Discount on the LYONs includable by a U.S. Holder.

     We will be required to furnish annually to the Internal Revenue Service and to certain noncorporate U.S. Holders information regarding the amount of the Original Issue Discount attributable to that year. For this purpose, we will use a six-month accrual period which ends on the day in each calendar year corresponding to the maturity day of the LYON or the date six months before such maturity date.

DISPOSITION OR CONVERSION

     Except as described below, gain or loss upon a sale or other disposition of a LYON will generally be capital gain or loss (which will be long term if the LYON is held for more than one year). Net capital gains of a non-corporate U.S. Holder are, under certain circumstances, taxed at lower rates than items of ordinary income. In the case of a non-corporate U.S. Holder, long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gains of a corporate U.S. Holder are taxed at the same rates as ordinary income, with a maximum federal rate of 35%. The deductibility of capital losses is subject to limitations.

     A U.S. Holder's conversion of a LYON into common stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share which is taxable as ordinary interest income). The U.S. Holder's obligation to include in gross income the daily portions of Original Issue Discount with respect to a LYON will terminate prospectively on the date of conversion. The U.S. Holder's basis in the common stock received on conversion of a LYON will be the same as the U.S. Holder's basis in the LYON at the time of conversion (exclusive of any tax basis allocable to a fractional share). The holding period for the common stock received on conversion will include the holding period of the converted LYON (assuming each is held as a capital asset) except that the U.S. Holder's holding period for common stock attributable to Accrued Original Issue Discount may commence on the day following the date of conversion.

     If a U.S. Holder elects to exercise its option to tender a LYON to the Company on a Purchase Date and the Company issues common stock in satisfaction of all or part of the Purchase Price, the exchange of the LYON for common stock should qualify as a reorganization or an otherwise nontaxable transaction for United States federal income tax purposes.

     If the Purchase Price is paid solely in common stock, neither gain nor loss would generally be recognized by the U.S. Holder, except as described below with respect to a fractional share.

     If the Purchase Price is paid in a combination of shares of common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the U.S. Holder would be recognized, but only to the extent such gain does not exceed such cash.

     A U.S. Holder's tax basis in the common stock received in the exchange will be the same as the U.S. Holder's tax basis in the LYON tendered to us in exchange for the common stock (exclusive of any tax basis allocable to a fractional share interest as described below). However, this tax basis will be decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the U.S. Holder on the exchange (other than gain with respect to a fractional share).

     The holding period for common stock received in the exchange will include the holding period for the LYON tendered to us in exchange for the common stock (assuming each is held as a capital asset). However, the holding period for common stock attributable to Accrued Original Issue Discount may commence on the day following the Purchase Date.

     Cash received in lieu of a fractional share of common stock upon conversion of a LYON or upon a put of a LYON to the Company on a Purchase Date should be treated as a payment in exchange for the fractional share. Accordingly, if the common stock is a capital asset in the hands of the U.S. Holder, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

     If a U.S. Holder elects to exercise its option to tender a LYON to us on a Purchase Date or a Change in Control Purchase Date and we deliver cash in satisfaction of the purchase price, the U.S. Holder would recognize gain or loss, measured by the difference between the amount of cash transferred by us to the U.S. Holder and the U.S. Holder's basis in the tendered LYON. Gain or loss recognized by the U.S. Holder would generally be capital gain or loss.

     If a U.S. Holder sells a LYON in the market, it will be a taxable sale with the same results to the U.S. Holder as a tender to us with a payment in cash.

     Gain or loss upon a sale or other disposition of the common stock received upon conversion of a LYON or in satisfaction of the Purchase Price of a LYON put to us generally will be capital gain or loss if the common stock is held as a capital asset (which gain or loss will be long-term if the holding period for such common stock is more than one year). In the case of a non-corporate U.S. Holder, long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gains of a corporate U.S. Holder are taxed at the same rates as ordinary income, with a maximum federal tax rate of 35%. The deductibility of capital losses is subject to limitations.

CONSTRUCTIVE DIVIDEND

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs.

     For example, an increase in the conversion rate in the event of distributions of evidences of indebtedness or assets of Allergan or an increase in the event of an Extraordinary Cash Dividend will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not. See "Description of LYONS -- Conversion Rights."

TAX EVENT

     The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs -- Optional Conversion to Semi-annual Coupon Note upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semi-annual payments of interest due after the Option Exercise Date.

NON-U.S. HOLDERS

     The payment of principal (including any Original Issue Discount included therein), or interest if the LYONs are converted to semi-annual coupon notes following the occurrence of a Tax Event, on a LYON by us or any paying agent to a Non-U.S. Holder will not be subject to United States federal withholding tax, provided that the Non-U.S. Holder:

          (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Allergan entitled to vote;

          (ii) is not a controlled foreign corporation that is related to us within the meaning of the Code; and

          (iii) either (A) the Non-U.S. Holder certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on an IRS Form W-8 (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of its trade or business

     (a "financial institution") and holds the LYON, certifies under penalties of perjury that such holder is not a U.S. Holder and IRS Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

     Dividends, if any, paid to a Non-U.S. Holder on the common stock (and, after December 31, 2000, any deemed dividends resulting from an adjustment to the Conversion Rate (see "Adjustment of Conversion Rate" above)) generally will be subject to a 30% United States federal withholding tax, subject to reduction if the Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty. Currently, for purposes of determining whether tax is to be withheld at the 30% rate or at a reduced treaty rate, we will ordinarily presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under Treasury regulations effective for payments after December 31, 2000, Non-U.S. Holders will be required to satisfy certain applicable certification requirements to claim treaty benefits.

     Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to Original Issue Discount, interest or dividends on a LYON or common stock if such income is effectively connected with a U.S. trade or business. Effectively connected income received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments. Such effectively connected income will not be subject to withholding tax if the Non-U.S. Holder delivers the appropriate form (currently on an IRS Form 4224 and, beginning January 1, 2001, a Form W-8ECI) to the payor.

     A Non-U.S. Holder generally will not be subject to the United States federal income tax on gain realized on the sale, exchange or redemption of a LYON, or the sale or exchange of common stock, unless:

          (i) the Non-U.S. Holder is an individual present in the United States for 183 days or more in the year of such sale, exchange or certain other conditions are met;

          (ii) the gain is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Holder; or

          (iii) in the case of the disposition of a LYON or the common stock, we are a United States real property holding corporation at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the Non-U.S. Holder held the LYON or common stock. Allergan does not believe it is or is likely to become a United States real property holding corporation.

     A LYON held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Allergan and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting will apply to payments of interest (including accruals of Original Issue Discount) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient U.S. Holder of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the U.S. Holder's United States federal income tax, provided that the required information is provided to the IRS.

     Under current Treasury regulations, backup withholding and information reporting will not apply to payments of principal, including cash payments in respect of Original Issue Discount, or interest, on a LYON by us or any agent thereof to a Non-U.S. Holder if the Non-U.S. Holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied). We must report annually to the Internal Revenue Service and to each Non-U.S. Holder that the amount of any dividends paid to, and the tax withholding with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     The payment of the proceeds in the disposition of LYONs or shares of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition effected outside the United States by a Non-U.S. Holder of LYONs or shares of common stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation of United States tax purposes, a foreign person, 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a United States trade or business, or, in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder's Non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption. Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, any amount withheld under the backup withholding rules will be refunded or is allowable as a credit against the Non-U.S. Holder's federal income tax liability, if any, provided that the required information or appropriate claim for refund is provided to the Internal Revenue Service.

                            SELLING SECURITYHOLDERS

     The LYONs were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Initial Purchaser") in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such Initial Purchaser to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act). The Selling Securityholders (which term includes their transferees, pledges, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the LYONs and common stock.

     Set forth below are the names of each Selling Securityholder, the principal amount of LYONs that may be offered by such Selling Securityholder pursuant to this prospectus and the number of shares of common stock into which such LYONs are convertible. Unless set forth below, none of the Selling Securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.


     The following table sets forth certain information received by us on or prior to December 7, 2000. However, any or all of the LYONs or common stock listed below may be offered for sale pursuant to this prospectus by the Selling Securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common stock that will be held by the Selling Securityholders upon consummation of any such sales. In addition, the Selling Securityholders identified below may have sold, transferred, or otherwise disposed of all or a portion of their LYONs since the date on which the information regarding their LYONs was provided, in transactions exempt from the registration requirements of the Securities Act.



                                                AGGREGATE
                                                PRINCIPAL                       COMMON
                                                AMOUNT OF                       STOCK
                                                LYONS AT      PERCENTAGE OF     OWNED       COMMON STOCK
                                              MATURITY THAT       LYONS        PRIOR TO      REGISTERED
                    NAME                       MAY BE SOLD     OUTSTANDING    CONVERSION     HEREBY(1)
                    ----                      -------------   -------------   ----------   --------------
1976 Distribution Trust F/B/O A.R.
  Lauder/Zinterkhoffer......................  $     32,000            *              --            184
1976 Distribution Trust F/B/O Jene A.
  Lauder....................................        32,000            *              --            184
AIG Soundshore Opportunity Holding Fund
  Ltd. .....................................     4,250,000            *              --         24,486
AIG Soundshore Strategic Holding Fund
  Ltd. .....................................     4,250,000            *              --         24,486
AIG/National Union Fire Insurance...........     2,035,000            *              --         11,725
Aloha Airlines Non-Pilots Pension Trust.....       375,000            *              --          2,161
Aloha Pilots Retirement Trust...............       210,000            *              --          1,210
American Fidelity Assurance Company.........       200,000            *              --          1,152
American Motorist Insurance Company.........     1,309,000            *              --          7,542
Amerisure Companies/Michigan Mutual
  Insurance Co..............................       550,000            *              --          3,169
Arapahoe County Colorado....................       111,000            *              --            640
Arpeggo Fund, LP............................     4,200,000            *              --         24,198
Associated Electric & Gas Insurance Services
  Limited...................................     1,000,000            *              --          5,762
Attorney's Title Insurance Fund, Inc........       500,000            *              --          2,881
Aventis Pension Master Trust................       385,000            *              --          2,218
Banc of America Securities LLC..............       500,000            *              --          2,881
Bank of Austria Cayman Island, Ltd..........     2,500,000            *              --         14,404
Bay County PERS.............................       455,000            *              --          2,621
Blue Cross Blue Shield of Florida...........     2,000,000            *              --         11,523
Boilermaker -- Blacksmith Pension Trust.....     2,275,000            *              --         13,107
British Virgin Islands Social Security
  Board.....................................        84,000            *              --            484
BS Debt Income Fund -- Class A..............        25,000            *              --            144
C & H Sugar Company, Inc....................       575,000            *              --          3,313

                                                AGGREGATE
                                                PRINCIPAL                       COMMON
                                                AMOUNT OF                       STOCK
                                                LYONS AT      PERCENTAGE OF     OWNED       COMMON STOCK
                                              MATURITY THAT       LYONS        PRIOR TO      REGISTERED
                    NAME                       MAY BE SOLD     OUTSTANDING    CONVERSION     HEREBY(1)
                    ----                      -------------   -------------   ----------   --------------
CA State Automobile Assn Inter-Insurance....  $  1,100,000            *              --          6,338
CALAMOS(R) Investment Trust.................     3,690,000            *              --         21,260
Income Fund -- CALAMOS(R) Investment Trust..     2,370,000            *              --         13,655
CALAMOS(R) Advisors Trust...................       150,000            *              --            864
CALAMOS(R) Investment Trust.................       500,000            *              --          2,881
California State Automobile Inter
  Insurance.................................       390,000            *              --          2,247
California State Automobile Retirement
  Pension...................................        90,000            *              --            519
Capital Care, Inc...........................        60,000            *              --            346
CareFirst of Maryland, Inc..................       275,000            *              --          1,584
Charitable Convertible Securities Fund......       380,000            *              --          2,189
Charitable Income Fund......................       150,000            *              --            864
Chrysler Corporation Master Retirement
  Trust.....................................     2,960,000            *              --         17,054
City of Albany Pension Plan.................       215,000            *              --          1,239
City of Birmingham Retirement & Relief
  System....................................     1,800,000            *              --         10,371
City of Knoxville Pension System............       520,000            *              --          2,996
City University of New York.................       271,000            *              --         17,285
Clinton Riverside Convertible Portfolio
  Limited...................................     3,000,000            *              --         17,285
Continental Assurance Company...............     1,400,000            *              --          8,066
Continental Casualty Company................     7,600,000         1.16              --         43,787
Daimler Chrysler Corporation Emp. #1 Pension
  Plan DTD 4/1/89...........................     5,665,000            *              --         32,639
DeAm Convertible Arbitrage Fund.............     3,500,000            *              --         20,165
Delta Air Lines Master Trust (c/o Oaktree
  Capital Management, LLC)..................     1,065,000            *              --          6,136
Delta Airlines Master Trust.................     4,280,000            *              --         24,659
Dorinco Reinsurance Company.................     1,500,000            *              --          8,642
EB Convertible Securities Fund..............       800,000            *              --          4,609
Elf Aquitaine...............................       400,000            *              --          2,305
Field Foundation of Illinois................        40,000            *              --            230
Finance Factors Limited.....................       450,000            *              --          2,593
First Republic Bank.........................       175,000            *              --          1,008
Franklin and Marshall College...............       375,000            *              --          2,161
Free State Health Plan, Inc.................        80,000            *              --            461
GE Pension Trust............................     2,800,000            *              --         16,132
Genesee County Employees' Retirement
  System....................................       475,000            *              --          2,737
Grady Hospital Foundation...................       243,000            *              --          1,400
Greek Catholic Union........................        35,000            *              --            202
Greek Catholic Union II.....................        30,000            *              --            173
Group Hospitalization and Medical Services,
  Inc.......................................       300,000            *              --          1,728
Gryphon Domestic III, LLC...................    12,200,000         1.86              --         70,290
H.K. Porter Company, Inc....................        60,000            *              --            346
Hawaiian Airlines Employees Pension
  Plan -- IAM...............................       170,000            *              --            979
Hawaiian Airlines Pension Plan for Salaried
  Employees.................................        35,000            *              --            202
Hawaiian Airlines Pilots Retirement Plan....       330,000            *              --          1,901
HealthNow New York, Inc.....................       175,000            *              --          1,008
Independence Blue Cross.....................       235,000            *              --          1,354
Investcorp-SAM Fund Limited.................    13,000,000         1.98              --         74,900

                                                AGGREGATE
                                                PRINCIPAL                       COMMON
                                                AMOUNT OF                       STOCK
                                                LYONS AT      PERCENTAGE OF     OWNED       COMMON STOCK
                                              MATURITY THAT       LYONS        PRIOR TO      REGISTERED
                    NAME                       MAY BE SOLD     OUTSTANDING    CONVERSION     HEREBY(1)
                    ----                      -------------   -------------   ----------   --------------
Island Insurance Convertible Account........  $    310,000            *              --          1,786
Islands Holdings............................       125,000            *              --            720
Jackson County Employees' Retirement
  System....................................       375,000            *              --          2,161
Kerr McGee Corporation......................     1,750,000            *              --         10,083
Kettering Medical Center Funded Depreciation
  Account...................................       145,000            *              --            835
Key Trust Convertible Securities Fund.......       160,000            *              --            922
Key Trust Fixed Income Fund.................       210,000            *              --          1,210
Knoxville Utilities Board Retirement
  System....................................       335,000            *              --          1,930
Lancer Securities Cayman....................     1,400,000            *              --          8,066
Local Universities Support Corporation......       108,000            *              --            622
Louisiana Workers' Compensation
  Corporation...............................       325,000            *              --          1,872
Lydian Overseas Partners Master Fund........    13,000,000         1.98              --         74,900
Macomb County Employees' Retirement
  System....................................       325,000            *              --          1,872
Merrill Lynch Insurance Group...............       569,000            *              --          3,278
Morgan Stanley & Co.........................    15,000,000         2.28              --         86,423
Motion Picture Industry Health
  Plan -- Active Member Fund................       345,000            *              --          1,988
Motion Picture Industry Health
  Plan -- Retiree Member Fund...............       175,000            *              --          1,008
Nabisco Holdings............................        67,000            *              --            386
Nalco Chemical Company......................       750,000            *              --          4,321
Nashville Electric Service..................       325,000            *              --          1,872
New Orleans Firefighters Pension/Relief.....       252,000            *              --          1,452
New York Life Insurance and Annuity
  Corporation...............................     1,250,000            *              --          7,202
New York Life Insurance Company.............    11,250,000         1.71              --         64,817
Norcal Mutual Insurance Company.............       400,000            *              --          2,305
Occidental Petroleum........................       433,000            *              --          2,495
OCM Convertible Trust.......................     1,355,000            *              --          7,807
Ohio Bureau of Workers Compensation.........       302,000            *              --          1,740
Oxford, Lord, Abbett & Co...................     2,750,000            *              --         15,844
Pacific Specialty (Convertibles)............       850,000            *              --          4,897
Palladin Securities.........................     1,050,000            *              --          6,050
Parker/Key Convertible Securities Fund......       180,000            *              --          1,037
Partner Reinsurance Company Ltd.............       590,000            *              --          3,399
Penn Treaty Network American Insurance
  Company...................................       460,000            *              --          2,650
PGEP III LLC................................     1,050,000            *              --          6,050
Physicians' Reciprocal Insurers Account
  #7........................................     2,000,000            *              --         11,523
PIMCO Convertible Fund......................     5,900,000            *              --         33,993
Port Authority of Allegheny County
  Retirement and Disability Allowance Plan
  for the Employees Represented by Local 85
  of the Amalgamated Transit Union..........     2,520,000            *              --         14,519
Potlatch-First Trust Company of St. Paul....       300,000            *              --          1,728
PRIM Board..................................     6,050,000            *              --         34,857
Queens Health Plan..........................       125,000            *              --            720
Radian Guaranty, Inc........................     2,500,000            *              --         14,404

                                                AGGREGATE
                                                PRINCIPAL                       COMMON
                                                AMOUNT OF                       STOCK
                                                LYONS AT      PERCENTAGE OF     OWNED       COMMON STOCK
                                              MATURITY THAT       LYONS        PRIOR TO      REGISTERED
                    NAME                       MAY BE SOLD     OUTSTANDING    CONVERSION     HEREBY(1)
                    ----                      -------------   -------------   ----------   --------------
Ramius Capital Group Holdings, Ltd..........  $    700,000            *              --          4,033
Raytheon Master Pension Trust...............       876,000            *              --          5,047
RCG Latitude Master Fund....................       800,000            *              --          4,609
Ret Pension Plan of the CA State Automob....       350,000            *              --          2,017
Rhapsody Fund LP............................    14,600,000         2.22              --         84,118
RJR Reynolds................................       220,000            *              --          1,268
Shell Pension Trust.........................       831,000            *              --          4,788
Southern Farm Bureau Life Insurance.........     3,350,000            *              --         19,301
SPT.........................................     1,830,000            *              --         10,544
Standard Insurance Company..................       450,000            *              --          2,593
Starvest Combined Portfolio.................     2,475,000            *              --         14,260
Starvest Managed Portfolio..................       200,000            *              --          1,152
State Employees' Retirement Fund of the
  State of Delaware.........................     1,495,000            *              --          8,613
State of Connecticut Combined Investment
  Funds.....................................     3,290,000            *              --         18,955
State of Maryland Retirement System.........     5,923,000            *              --         34,125
State of Mississippi Health Care Trust
  Fund......................................     1,600,000            *              --          9,218
State of Oregon/SAIF Corporation............    14,750,000         2.24              --         84,982
Teacher's Insurance and Annuity
  Association...............................     7,000,000         1.06              --         40,331
The Cockrell Foundation.....................       125,000            *              --            720
The Dow Chemical Company Employees'
  Retirement Plan...........................     4,550,000            *              --         26,215
The Fondren Foundation......................       145,000            *              --            835
The Grable Foundation.......................       216,000            *              --          1,244
UBS AG, London Branch.......................    11,000,000         1.67              --         63,377
UBS O'Connor LLC f/b/o UBS Global Equity
  Arbitrage Master Limited..................     7,500,000         1.14              --         43,211
UBS Warburg LLC.............................    54,650,000         8.31              --        314,866
Unifi, Inc. Profit Sharing Plan and Trust...       230,000            *              --          1,325
United Food and Commercial Workers Local
  1262 and Employers Pension Fund...........     1,140,000            *              --          6,568
University of South Florida.................       550,000            *              --          3,169
University of South Florida Foundation......        80,000            *              --            461
Van Kampen Harbor Fund......................    13,700,000         2.08       2,635,165(2)      78,933
Van Waters & Rogers, Inc. Retirement Plan...       650,000            *              --          3,745
Vanguard Convertible Securities Fund,
  Inc.......................................     3,725,000            *              --         21,462
Victory Convertible Securities Fund.........       580,000            *              --          3,342
Victory Invest Quality Bond Fund............        90,000            *              --            519
All other Holders of LYONs or future
  transferees,
  pledges, donees or successors of any such
  Holders(3)(4).............................   317,222,000         48.3              --      1,827,675
                                              ------------        -----       ---------      ---------
  Total.....................................  $657,451,000        100.0       2,635,165      3,787,904
                                              ============        =====       =========      =========


-------------------------
 *  Less than 1%

(1) Assumes conversion of all of the Holder's LYONs at a conversion rate of
    5.7615 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of the LYONs -- Conversion Rights." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.


(2) Van Kampen Asset Management, Inc. is the investment advisor to the Van Kampen Harbor Fund and has discretionary authority over its portfolio. Van Kampen Asset Management, Inc. is also the investment advisor to a number of other funds. Those funds hold an aggregate amount of 2,635,165 shares of common stock of the Company.


(3) Information about other Selling Securityholders will be set forth in prospectus supplements, if required.

(4) Assumes that any other Holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other Holders of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.

     The preceding table has been prepared based upon information furnished to us by the Selling Securityholders in the table. From time to time, additional information concerning ownership of the LYONs and common stock may rest with certain Holders thereof not named in the preceding table, with whom we believe we have no affiliation.

     The Selling Securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date on which the information is presented in the above table. Information about the Selling Securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

     Because the Selling Securityholders may offer all or some of their LYONs or the underlying common stock from time to time, we can not estimate the amount of the LYONs or the underlying common stock that will be held by the Selling Securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The LYONs and the common stock are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the LYONs and the common stock covered by this prospectus.

     We will not receive any of the proceeds from the offering of LYONs or the common stock by the Selling Securityholders. We have been advised by the Selling Securityholders that the Selling Securityholders may sell all or a portion of the LYONS and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the LYONs or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the LYONs and the common stock for whom they may act as agent. The aggregate proceeds to the Selling Securityholders from the sale of the LYONs or common stock offering by them hereby will be the purchase price of such LYONs or common stock less discounts and commissions, if any.

     The LYONs and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Holders of such securities or by agreement between such Holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the LYONs and the underlying common stock or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions. The Selling Securityholders may also sell the LYONs and underlying common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that in turn may sell the LYONs and the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any Selling Securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the Selling Securityholders. Selling Securityholders may not sell any or all of the LYONs and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such Selling Securityholder will not transfer, devise or gift the LYONs and the underlying common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The outstanding common stock is listed for trading on the New York Stock Exchange.

     The Selling Securityholders and any broker and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the LYONs or the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The LYONs were issued and sold on November 1, 2000 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the Initial Purchaser and each Selling Securityholder, and each Selling Securityholder had agreed to indemnify us, the Initial Purchaser and each other Selling Shareholder against certain liabilities arising under the Securities Act.

     The Selling Securityholders and any other persons participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the LYONs and the underlying common stock by the Selling Securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock to engage in market-making activities with respect to the particular LYONs and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common stock.

     We will use our best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the sale pursuant to the registration statement of all the securities registered thereunder and
(ii) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of LYONs and common stock pursuant to the registration statement to which this prospectus relates.

                                 LEGAL MATTERS

     The validity of the authorization and issuance of the securities offered hereby is being passed upon for us by Gibson, Dunn & Crutcher LLP, Irvine, California.

                                    EXPERTS

     The consolidated financial statements and schedule of Allergan, Inc. as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference, herein and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $657,451,000

                                      LOGO

                     Liquid Yield Option(TM) Notes due 2020
                         (Zero Coupon -- Subordinated)

                                      And

                        3,787,904 Shares of Common Stock

                           -------------------------

                                   PROSPECTUS
                           -------------------------


                                December 8, 2000


                   (TM)TRADEMARK OF MERRILL LYNCH & CO., INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     The following table sets forth the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.


Registration fee............................................  $114,659
Trustee fees................................................    11,000
Printing expenses...........................................    15,000
Legal fees and expenses.....................................    20,000
Accounting fees and expenses................................     7,000
Other.......................................................     5,000
                                                              --------
  Total.....................................................  $172,659
                                                              ========


-------------------------

* All amounts are estimated pursuant to Item 511 of Regulation S-K except Commission's registration fee.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suite or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determined that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     As permitted by Section 102(b)(7) of the DGCL, the Company's Certificate of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating the law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. The Company's Certificate of Incorporation requires that directors and officers be indemnified to the maximum extent permitted by Delaware law.

     The Company has entered into indemnity agreements with each of its directors and officers. These indemnity agreements require that the Company pay on behalf of each director and officer party thereto any amount that he or she is or becomes legally obligated to pay because of any claim or claims made against him or her because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he or she commits or suffers while acting in his or her capacity as a director and/or officer of the Company and solely because of his or her being a director and/or officer. Under the DGCL, absent such an indemnity agreement, indemnification of a director or officer is discretionary rather than mandatory (except in the case of a proceeding in which a director or officer is successful on the merits). Consistent with the Company's Bylaw provision on the subject, the indemnity agreements require the Company to make prompt payment of defense and investigation costs and expenses at the request of the director of officer in advance of indemnification, provided that the recipient undertakes to repay the amounts if it is ultimately determined that he or she is not entitled to indemnification for such expense and provided further that such advance shall not be made if it is determined that the director or officer acted in bad faith or deliberately breached his or her duty to the Company or its stockholders and, as a result, it is more likely than not that it will ultimately be determined that he or she is not entitled to indemnification under the terms of the indemnity agreement. The indemnity agreements made the advance of litigation expenses mandatory absent a special determination to the contrary, whereas under the DGCL absent such an indemnity agreement, such advance would be discretionary. Under the indemnity agreement, the Company would not be required to pay or reimburse the director of officer for his or her expenses in seeking indemnification recovery against the Company. By the terms of the indemnity agreement, its benefits are not available if the director or officer has other indemnification or insurance coverage for the subject claim or, with respect to the matters giving rise to the claim, (i) received a personal benefit, (ii) violated Section 16(b) of the Exchange Act or analogous provisions of law, or
(iii) committed certain acts of dishonesty. Absent the indemnity agreement, indemnification that might be made available to directors and officers could be changed by amendments to the Company's Certificate of Incorporation or Bylaws.

     The Company has a policy of directors' liability insurance which insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:


EXHIBIT
NUMBER                           EXHIBIT TITLE
-------                          -------------
   4.1    Indenture, dated as of November 1, 2000, by and between
          Allergan, Inc. and U.S. Bank
          Trust National Association, as Trustee (incorporated by
          reference to Exhibit 4.1 to the Company's Current Report on
          Form 8-K filed on November 1, 2000)
   4.2    Form of Liquid Yield Option Note due 2020 (included in
          Exhibit 4.1)
   4.3    Registration Rights Agreement, dated as of November 1, 2000, by and between Allergan, Inc. and Merrill Lynch, Pierce,
          Fenner and Smith Incorporated (incorporated by reference to
          Exhibit 4.2 to the Company's Current Report on Form 8-K
          filed on November 1, 2000)
   5.1    Opinion of Gibson, Dunn & Crutcher LLP (previously filed
          with the Company's Registration Statement on Form S-3, filed
          November 22, 2000)
   8.1    Opinion of Gibson, Dunn & Crutcher LLP as to certain U. S.
          federal income tax matters (previously filed with the
          Company's Registration Statement on Form S-3, filed November
          22, 2000)
  12.1    Computation of Ratio of Earnings to Fixed Charges
          (previously filed with the Company's Registration Statement on Form S-3, filed November 22, 2000)
  23.1    Consent of KPMG LLP, independent auditors
  23.2    Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
          5.1)
  23.3    Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
          8.1)
  24.1    Power of Attorney of certain directors and officers of
          Allergan, Inc. (previously filed with the Company's
          Registration Statement on Form S-3, filed November 22, 2000)
  25.1    Statement of Eligibility of Trustee on Form T-1 (previously filed with the Company's Registration Statement on Form S-3, filed November 22, 2000)


ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on December 7, 2000.


                                          ALLERGAN, INC.

                                          By:  /s/ FRANCIS R. TUNNEY, JR.
                                            ------------------------------------
                                                   Francis R. Tunney, Jr.
                                                       Corporate Vice
                                                  President - Administration
                                               General Counsel and Secretary


     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated this 7th day of December, 2000.



                SIGNATURE                                    TITLE
                ---------                                    -----
         /s/ DAVID E. I. PYOTT*             President and Chief Executive Officer,
-----------------------------------------   Director (Principal Executive Officer)
            David E. I. Pyott

           /s/ ERIC K. BRANDT*                Corporate Vice President and Chief
-----------------------------------------   Financial Officer (Principal Financial
             Eric K. Brandt                                Officer)

          /s/ JAMES M. HINDMAN*              Senior Vice President and Controller
-----------------------------------------       (Principal Accounting Officer)
            James M. Hindman

                                                           Director
-----------------------------------------
       Prof. Ronald M. Cresswell,
          Hon. D.Sc., F.R.S.E.

      /s/ HERBERT W. BOYER, PH.D.*                   Chairman of the Board
-----------------------------------------
         Herbert W. Boyer, Ph.D.

                                                           Director
-----------------------------------------
             Handel E. Evans

        /s/ MICHAEL R. GALLAGHER*                          Director
-----------------------------------------
          Michael R. Gallagher

          /s/ WILLIAM R. GRANT*                            Director
-----------------------------------------
            William R. Grant

          /s/ GAVIN S. HERBERT*                   Chairman Emeritus, Director
-----------------------------------------
            Gavin S. Herbert

                SIGNATURE                                    TITLE
                ---------                                    -----
      /s/ LESTER J. KAPLAN, PH.D.*                         Director
-----------------------------------------
         Lester J. Kaplan, Ph.D.

           /s/ KAREN R. OSAR*                              Director
-----------------------------------------
              Karen R. Osar

                                                           Director
-----------------------------------------
             Louis T. Rosso

        /s/ LEONARD D. SCHAEFFER*                          Director
-----------------------------------------
          Leonard D. Schaeffer

       /s/ ANTHONY H. WILD, PH.D.*                         Director
-----------------------------------------
         Anthony H. Wild, Ph.D.


---------------------------------------------------------------------


*By   /s/ FRANCIS R. TUNNY, JR.



     ------------------------------
       Francis R. Tunney, Jr.


          Attorney-in-fact

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                          EXHIBIT TITLE
-------                         -------------
   4.1   Indenture, dated as of November 1, 2000, by and between
         Allergan, Inc. and U.S. Bank Trust National Association, as
         Trustee (incorporated by reference to Exhibit 4.1 to the
         Company's Current Report on Form 8-K filed on November 1,
         2000)
   4.2   Form of Liquid Yield Option Note due 2020 (included in
         Exhibit 4.1)
   4.3   Registration Rights Agreement, dated as of November 1, 2000, by and between Allergan, Inc. and Merrill Lynch, Pierce,
         Fenner and Smith Incorporated (incorporated by reference to
         Exhibit 4.2 to the Company's Current Report on Form 8-K
         filed on November 1, 2000)
   5.1   Opinion of Gibson, Dunn & Crutcher LLP (previously filed
         with the Company's Registration Statement on Form S-3, filed
         November 22, 2000)
   8.1   Opinion of Gibson, Dunn & Crutcher LLP as to certain U. S.
         federal income tax matters (previously filed with the
         Company's Registration Statement on Form S-3, filed November
         22, 2000)
  12.1   Computation of Ratio of Earnings to Fixed Charges
         (previously filed with the Company's Registration Statement on Form S-3, filed November 22, 2000)
  23.1   Consent of KPMG LLP, independent auditors
  23.2   Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
         5.1)
  23.3   Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
         8.1)
  24.1   Power of Attorney of certain directors and officers of
         Allergan, Inc. (previously filed with the Company's
         Registration Statement on Form S-3, filed November 22, 2000)
  25.1   Statement of Eligibility of Trustee on Form T-1 (previously filed with the Company's Registration Statement on Form S-3, filed November 22, 2000)